Exhibit 99.1

NEWS
RELEASE

1375 East 9th St | Suite 3100 | Cleveland, Ohio 44114 | 216.202.1509

For Immediate Release

Gas Natural Inc. Signs Merger Agreement
with First Reserve Energy Infrastructure

•	Gas Natural expected to benefit from enhanced access to capital while continuing to provide safe, reliable and cost-effective natural gas service

•	Gas Natural to maintain current operations, leadership, staffing, customer rates and community involvement

•	Cash consideration represents a premium of approximately 39% over Gas Natural’s 52-week high

•	Establishes a new First Reserve platform for long-term investment in the natural gas distribution space

CLEVELAND, OH, October 10, 2016 – Gas Natural Inc. (NYSE MKT: EGAS) (“Gas Natural” or the “Company”), a holding company operating local natural gas utilities serving approximately 68,000 customers in four states, today announced the signing of a definitive merger agreement with an energy infrastructure investment fund sponsored by First Reserve, a leading global private equity and infrastructure investment firm focused exclusively on energy.

Under the terms of the agreement, First Reserve has agreed to acquire all of the outstanding shares of Gas Natural common stock for $13.10 per share, for a total enterprise value of approximately $196 million. The purchase price represents an approximate premium of 39% over Gas Natural’s 52-week high.

Gregory J. Osborne, Gas Natural’s President and Chief Executive Officer, commented, “This agreement validates the strength of our franchise, provides great opportunity for our employees, ensures continuity of management and processes for our regulators, and rewards our shareholders for their commitment. Equally as important, there will not be any change to our organization or operations. In partnering with First Reserve, a long-term investor excited about the opportunity for continued investment, we maintain our strong dedication to providing safe, clean, reliable and affordable energy to our customers and to expanding the number of customers that have access to our responsive, quality service.”

Mark Florian, Head of Infrastructure Funds for First Reserve, added, “First Reserve has decades of experience managing energy and utility investments and is excited about the potential of the natural gas distribution sector. We view Gas Natural as an ideal platform for long-term investment in the space given its diversified asset base, strong management team and commitment to its customers. We look forward to continuing to provide capital support to the Company and are excited to add Gas Natural to our portfolio on behalf of our investors.”

Transaction, Structure and Advisors

Upon closing of the transaction, shareholders of the Company will receive $13.10 in cash for each share of Gas Natural common stock held. Consistent with past practices, the Company intends to continue paying a quarterly cash dividend of $0.075 per share pending approval of the merger and a prorated dividend for any partial period immediately prior to the closing date of the transaction.

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Gas Natural Inc. Signs Merger Agreement with First Reserve Energy Infrastructure
October 10, 2016

The transaction is structured as a merger of the Company with a newly-formed First Reserve subsidiary, with Gas Natural continuing as the surviving entity of such merger.

After closing of the transaction, the business plan is for Gas Natural to maintain its own leadership team and employees with no changes in staffing, customer rates and community involvement across its areas of operation. All of the natural gas utility subsidiaries in Maine, Montana, North Carolina and Ohio, as well as any nonregulated operations, will maintain focus on the execution of their current business plans.

The transaction is subject to, among other customary closing conditions, the approvals of the Maine Public Utilities Commission, Montana Public Service Commission, North Carolina Utilities Commission, Public Utility Commission of Ohio and Gas Natural’s shareholders and the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

The agreement followed the unanimous approval by the Company’s Board of Directors. The definitive merger agreement provides for a 42-day “go-shop” period until November 22, 2016 during which the Gas Natural Board, together with its financial and legal advisors, may actively solicit, receive, evaluate and potentially enter into negotiations with parties that offer alternative proposals to acquire Gas Natural. There can be no assurances that this process will result in a superior transaction.

The Company and First Reserve expect to complete the transaction in the second half of 2017.

Janney is serving as exclusive financial advisor to the Company and provided a fairness opinion to the Company’s Board of Directors. Kohrman Jackson & Krantz LLP is serving as legal counsel to the Company in connection with the transaction.

Lazard is serving as exclusive financial advisor and Simpson Thacher & Bartlett LLP is serving as legal counsel for First Reserve in connection with the transaction.

About Gas Natural Inc.

Gas Natural Inc., a holding company, distributes and sells natural gas to residential, commercial, and industrial customers. It distributes approximately 21 billion cubic feet of natural gas to roughly 68,000 customers through regulated utilities operating in Montana, Ohio, Maine and North Carolina. The Company’s other operations include intrastate pipeline, natural gas production and natural gas marketing. The Company's Montana public utility was originally incorporated in 1909. Its strategy for growth is to expand throughput in its markets, while looking for acquisitions that are either adjacent to its existing utilities or in underserved markets. Gas Natural Inc. regularly posts information on its website at www.egas.net.

About First Reserve

First Reserve is a leading global private equity and infrastructure investment firm exclusively focused on energy. With over 30 years of industry insight, investment expertise and operational excellence, the Firm has cultivated an enduring network of global relationships and raised approximately USD $31 billion of aggregate capital since inception. Putting these to work, First Reserve has completed approximately 600 transactions (including platform investments and add-on acquisitions), creating several notable energy companies throughout the Firm’s history. Its portfolio companies operate on six continents, spanning the energy spectrum from upstream oil and gas to midstream and downstream, including resources, equipment and services and infrastructure. For more information, please visit www.firstreserve.com.

Gas Natural Inc. Signs Merger Agreement with First Reserve Energy Infrastructure
October 10, 2016

Safe Harbor Regarding Forward-Looking Statements

The Company is including the following cautionary statement in this release to make applicable, and to take advantage of, the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by, or on behalf of, Gas Natural Inc. Forward-looking statements are all statements other than statements of historical fact, including, without limitation, those that are identified by the use of the words "anticipates," "estimates," "expects," "intends," "plans," "predicts," "believes," “may,” “will” and similar expressions. Such statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those expressed. Factors that may affect forward-looking statements and the Company's business generally include, but are not limited to the Company’s ability to complete the proposed transaction; any other proposals that may or may not arise during the “go-shop” period; any event, change or circumstance that might give rise to the termination of the merger agreement; the effect of the announcement of the proposed transaction on the Company’s relationships with its customers, operating results and business generally; the risk that the proposed transaction will not be consummated in a timely manner; the ability of the Company to obtain shareholder approval of the proposed transaction; the closing of the Company’s planned debt refinancing on terms that are acceptable to the Company, or at all; the Company's ability to successfully integrate the operations of the companies it has acquired and consummate additional acquisitions; the Company's continued ability to make dividend payments; the Company's ability to implement its business plan, grow earnings and improve returns on investment; fluctuating energy commodity prices; the possibility that regulators may not permit the Company to pass through all of its increased costs to its customers; changes in the utility regulatory environment; wholesale and retail competition; the Company's ability to satisfy its debt obligations, including compliance with financial covenants; weather conditions; litigation risks; and various other matters, many of which are beyond the Company's control; the risk factors and cautionary statements made in the Company's public filings with the Securities and Exchange Commission (the “SEC”); and other factors that the Company is currently unable to identify or quantify, but may exist in the future. Gas Natural Inc. expressly undertakes no obligation to update or revise any forward-looking statement contained herein to reflect any change in Gas Natural Inc.'s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based Additional factors that may affect the future results of the Company are set forth in its filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2015 and recent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC, which are available on the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof.

Additional information and where to find it

This communication may be deemed to be solicitation material in respect of the merger of Gas Natural and a subsidiary of First Reserve. In connection with the merger, Gas Natural intends to file relevant materials with the SEC, including a proxy statement in preliminary and definitive form that will contain important information about the proposed transaction and related matters, and deliver a copy of the proxy statement to its shareholders.  Investors of Gas Natural are urged to read the definitive proxy statement and other relevant documents carefully and in their entirety when they become available because they will contain important information about the merger and related matters. Investors may obtain a free copy of these materials (when they are available and other documents filed by Gas Natural with the SEC at the SEC's website at www.sec.gov, at Gas Natural's website at www.egas.net or by writing to the Company’s Corporate Secretary at Gas Natural Inc., 1375 East 9th St. Suite 3100, Cleveland, Ohio 44114, or by calling Gas Natural’s Corporate Secretary at (216) 202-1509.

Security holders also may read and copy any reports, statements and other information filed by Gas Natural with the SEC at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC's website for further information on its public reference room.

Participants in the solicitation

Gas Natural and its directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Gas Natural's directors and executive officers is available in Gas Natural's proxy statement filed with the SEC on June 20, 2016 in connection with its 2016 annual meeting of shareholders. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC when they become available.

For more information, contact
Gas Natural Inc.	Investor Relations
James E. Sprague, Chief Financial Officer	Deborah K. Pawlowski or Karen L. Howard, Kei Advisors LLC

Phone:	(216) 202-1564	Phone:	(716) 843-3908 / (716) 843-3942
Email:	jsprague@egas.net	Email:	dpawlowski@keiadvisors.com / khoward@keiadvisors.com

First Reserve
Jonathan Keehner / Julie Oakes, Joele Frank / Wilkinson Brimmer Katcher

Phone: (212) 355-4449
Email:joakes@joelefrank.com

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